Zhongchao Inc.

Nanxi Creative Center, Suite 218

841 Yan' An Middle Road

Jing' An District

Shanghai, China 200040

September 27, 2019

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.

Draft Registration Statement on Form F-1

Filed on August 19, 2019

CIK No. 0001785566

Dear Mr. Fischer:

Zhongchao Inc. (the “Company”, “Zhongchao,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 13, 2019 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on August 19, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted in confidentiality accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Draft Registration Statement filed August 19, 2019

Prospectus Summary, page 1

1.	Please revise to also provide a chart of your corporate structure upon completion of the offering, showing the percentage held by public shareholders. Please also revise to identify the shareholders of Zhongchao Shanghai, including the 6.5% shareholder referenced in the final paragraph on page 12.

Response: In response to the Staff’s comment we have revised the organizational chart on the page 13 and 85 of the F-1 to reflect the percentage to be held by public shareholders and existing shareholders of the Company. We also identified the shareholders of Zhongchao Shanghai, including Weiguang Yang, Shanghai Xingzhong Investment Management LP. Ltd., and Yantai Hanfujingfei Investment Centre (LP) (China) as the shareholder referenced in the final paragraph on page 13.

Corporate Information

Our Corporate History and Structure, page 13

2.	You indicated that the Company obtained control of Zhongchao Shanghai and its subsidiaries through VIE agreements, and you completed a reorganization of entities under common control. Please tell us the basis of your conclusion that the entities were under common control for all reported periods. Specifically, please identify the significant shareholders and their percentage ownership of Zhongchao Shanghai prior to the reorganization.

Response:

The Company, together with its wholly-owned subsidiaries, Zhongchao BVI, Zhongchao HK, Zhongchao WOFE, Zhongchao Shanghai and its subsidiaries, have been effectively controlled by the same shareholder, Weiguang Yang, before and after the August 2019 corporate restructuring, and are considered under common control, which have been accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate restructuring had been in existence at the beginning of the periods presented. Accordingly, the historical financial statements are those of Zhongshao Shanghai and its subsidiaries.

EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5) discussed on the issue of how to determine whether separate entities are under common control. EITF 02-5 summarizes the criteria for determining whether common control exists based on a 1997 speech by the SEC staff. Although EITF 02-5 was not codified, the guidance from this speech has been applied in practice by SEC registrants and the SEC observer to the EITF noted that SEC registrants would be expected to continue to apply that guidance. Specifically, EITF 02-5 indicates that common control exists only in the following situations:

●	An individual or entity holds more than 50% of the voting ownership interest of each entity.

●	Immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). Immediate family members include a married couple and their children, but not the married couple’s grandchildren. Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration of the substance of the ownership and voting relationships.

●	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

Zhongchao Shanghai, or the VIE, was incorporated on August 17, 2012 by Juru Guo and Baorong Xue, who held 60% and 40% equity interests in Zhongchao Shanghai respectively. On May 25, 2015, the two shareholders transferred all equity interests to Weiguang Yang who held 100% equity interests in Zhongchao Shanghai after the transfer.

On June 27, 2016, Zhongchao Shanghai was listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ. At the time of listing, Weiguang Yang directly held 54.60% equity interests in Zhongchao Shanghai and Shanghai Xingzhong Investment Management LP. Ltd., a limited partnership incorporated under the PRC laws (“Shanghai Xingzhong”), directly held 17.90% equity interests in Zhongchao Shanghai. Shanghai Xingzhong was incorporated on September 22, 2015 by management of Zhongchao Shanghai as a platform for certain officers and employees holding founder shares. Pursuant to its partner agreement, Weiguan Yang is the general partner of Shanghai Xingzhong to manage and operate Shanghai Xingzhong. He has the right, among others, to possess, manage, maintain and dispose the assets of Shanghai Xingzhong including its equity interest in Zhongchao Shanghai. As a result, Weiguang Yang controlled 72.50% equity interests in Zhongchao Shanghai upon listing on NEEQ.

In February 2019, to facilitate our initial public offering in the United States, Zhongchao Shanghai was voluntarily delisted from NEEQ. At the time of delisting, Weiguang Yang controlled 57.29% equity interests in Zhongchao Shanghai (43.41% of which was directly held and 13.88% of which was controlled through Shanghai Xingzhong). After the delisting, a minority shareholder of Zhongchao Shanghai transferred his shares to Weiguang Yang. At the time of our restructure in August 2019, Weiguang Yang controlled 58.78% equity interests in Zhongchao Shanghai (44.90% of which was directly held and 13.88% of which was controlled through Shanghai Xingzhong). To conclude, Zhongchao Shanghai has been under the control of Weiguan Yang since its initial listing on NEEQ in June 2016.

The significant shareholders, including Weiguang Yang and Shanghai Xingzhong, and their percentage ownership of Zhongchao Shanghai prior to our August 2019 corporate restructuring are provided in the table below, the information of which is also reflected in the updated organizational chart on the page 13 and 85 of the F-1.

No.	Name of the Significant Shareholders	Percentage ownership of Zhongchao Shanghai
1	Weiguang Yang	44.90%
2	Shanghai Xingzhong Investment Management LP. Ltd.	13.88%
3	Shanghai Haoxi Investment Management LP, Ltd.	12.68%
4	Yantai Hanfujingfei Investment Centre (LP)	6.25%
5	Ningbo Meishang Bonded Port Area Mijia Equity Investment LP, Ltd.	6.25%

On April 16, 2019, Zhongchao Cayman was incorporated in the Cayman Islands and issued 5,497,715 Class B Ordinary Shares at 0.0001 par value as founder shares to More Healthy Holding Limited, representing 84.83% of total voting power of the Company, on converted basis, given that each Class B Ordinary Share is entitled to 15 votes and each Class A Ordinary Share is entitled to 1 vote. More Healthy Holding Limited is a BVI company 100% owned by Weiguang Yang (“More Healthy”).

Pursuant to EITF 02-5, Zhongchao BVI, Zhongchao HK, Zhongchao WOFE, Zhongchao Shanghai and its subsidiaries under common control before and after the August 2019 corporate restructuring, because 1) Weiguang Yang holds more than 50% of voting ownership interest in Zhongchao Shanghai since its listing on NEEQ in June 2016; and 2) Weiguang Yang holds more than 50% of voting ownership interest in the Company.

As above, we believe that the entities were under common control for all reported periods.

We also revised the disclosure on page 11 and page 83 to reflect of discussion above.

We have not finally determined the use of the proceeds from this offering., page 56

3.	We note that several of the uses of proceeds identified here, for example, upgrading your warehouse facilities and establishing overseas sales, are not consistent with the uses of proceeds enumerated at page 59 under "Use of Proceeds." Please advise or revise.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 57 of Form F-1 to clarify our uses of proceeds.

Page 57.

“We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. Specifically, we intend to use the net proceeds from this offering for development of our online content, platform technology upgrade and system integration, and business expansion, including expansion of our existing locations to develop new customers by hiring more qualified personnel, and increase in our marketing efforts. ~~expansion and upgrades of our production lines and warehouse facilities, establishment promotion of overseas sales, and working capital and general corporate purposes~~. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.””

We will incur increased costs as a result of being a publicly-traded company., page 56

4.	To the extent practicable, please revise to indicate an estimate of the anticipated increased costs associated with becoming a public company.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 57 of Form F-1 to indicate the estimate of the anticipated increased costs associated with becoming a public company.

Page 57.

“We will incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we will incur additional legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules promulgated by the SEC and the national securities exchange on which we list, requires us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs. We estimate that during the first year of our listing, we may incur approximately $500,000 to $800,000 additional expenses being a public company which may vary depending on numerous factors such as the legal, accounting and marketing needs associated with the development of the Company.”

Use of Proceeds, page 59

5.	Please revise the final paragraph of your discuss to address, as you do at page 73, the time frames associated with the filing and registration process for capital contributions and loans to your VIE. Please also discuss the likelihood of obtaining such approvals.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 60 and page 73 of Form F-1 to address the time frames associated with the filing and registration process for capital contributions and loans to our VIE. We also to discuss the likelihood of obtaining such approvals.

Page 61.

“According to the relevant PRC laws and regulations, in terms of capital contributions, it typically takes about eight weeks to complete the relevant filings and registrations. In terms of loans, the SAFE registration process typically takes about four weeks or longer to complete, provided that all the necessary procedures could be successfully consummated by the relevant PRC subsidiary or consolidated VIE, as case may be, and/or our company. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiary and loans to our PRC subsidiary or to our consolidated VIE, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this Offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business”, and “Risk Factors—Risks Related to Doing Business in China—However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.” It is likely that we will need to convert some of our net proceeds in U.S. dollars into Renminbi in order to use as proceeds as contemplated in this section. For details of PRC regulations governing foreign currency conversion, see “Government Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Page 74.

“We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to our PRC subsidiary typically take approximately eight weeks to complete. The filing and registration processes for loans either to our PRC subsidiary or to our consolidated VIE typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiary and loans to our PRC subsidiary or our consolidated VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding enterprises to PRC entities may delay or prevent us from using the proceeds of this Offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiary and consolidated VIE in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from outside China as of December 31, 2018 is approximately RMB 156.6 million (US$22.8 million) under the net asset approach (subject to the uncertainty whether the competent SAFE local branch would accept the net assets amount of the WFOE which is consolidated from our VIE at the time of the use of the proceed). We are able to use all of the net proceeds from this offering for investment in our PRC operations by funding our PRC subsidiary through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect the net proceeds from this offering to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiary and consolidated VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of revenues, page 71

6.	We note that travel expense related to the offline seminars were part of the cost of revenues. Please clarify the nature of such expenses and the extent to which you are reimbursed for these costs by your customers.

Response:

The travel expenses recorded in the cost of revenues represented the travel expenses arising from lecturers’ attendance and participation of the offline seminars and other travel expenses incurred by our team for videos production, live streaming of the offline seminars, and materials collection to create online courses, including the air-ticket expenses, hotel accommodation expenses and et cetera. These travel expenses are well budged before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. We are not separately reimbursed by our customers.

The Company believes these travel expenses are incurred only because the Company enters into agreements with the customers, and they can be covered by the transaction prices, the Company recorded the travel expenses, which are directly related to generating of revenue, as part of the cost of revenues.

We also revised our disclosure on page 72 of the F-1 to clarify the nature of the expenses and the extent to which we are reimbursed for these costs by our customer.

“Cost of revenues

Cost of revenues was comprised of direct related costs incurred by both online and offline seminars, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide offline seminars, and salary and welfare expenses incurred by editorial, design and production staff. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budged before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.”

The Foreign Investment Law, page 122

7.	Please revise to disclose the possible effects of the Foreign Investment Law on the company and its operations.

Response: In response to the Staff’s comment, we have revised the disclosure on page 124 of Form F-1.

“According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. Based on our understanding of the current PRC Laws, the Foreign Investment Law does not explicitly classify VIE Arrangements as a form of foreign investment and our VIE Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect. However, the Foreign Investment Law contains a catch-all provision under the definition of "foreign investment", which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Arrangements as a form of foreign investment, at which time it will be uncertain whether our VIE Arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our VIE Arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities (“FIEs”), except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated VIE through VIE Arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the VIE Arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such VIE Arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.”

The Guidance Catalog and Negative List, page 122

8.	Please revise to indicate within which category, encouraged, restricted, or prohibited, the company's operations are categorized.

Response: In response to the Staff’s comment, we have included the following disclosure on page 123 of Form F-1.

“As a provider of health information, healthcare education and training services to healthcare professionals and the public in China, we offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products. As of the date of the prospectus, we have the Internet Content Provider License under our consolidated VIE, and it falls within the restricted foreign investment for value-added telecommunications services that foreign ownership may not be more than 50%. We also have the Radio and the TV Program Production and Business License under our consolidated VIE and it falls within the prohibited foreign investment for making and editing radio and TV programs. In addition, if the competent PRC government authorities determine that our business operations of health information, healthcare education and training services are subject to the licensing requirements for internet audio-visual programming, internet culture business operating and online publishing (See “ Risk Factor—Risks Related to Doing Business in China—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs”, and “Risk Factors—Risks Related to Doing Business in China—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”), we may be required to obtain the Online Transmission of Audio-Visual Programs License, Internet Culture Business Operating License and Online Publishing License, which fall into the category of prohibited foreign investment. Our business activities other than the abovementioned are not set out in the Negative List or any encouraged catalogue.”

Notes to Consolidated Financial Statements

Organization and Principal Activities, page F-8

9.	We note in the Statements of Changes in Shareholders' Equity on page F-5 and the schedule presented on page F-9 that the Company is committed to issue the shareholder of Zhongchao Shanghai a total of 2,700,136 Class A ordinary shares, representing 1,350,068 shares for each year presented. However, you stated on page F-8 that the warrant entitled the shareholder to purchase 1,350,068 shares. Please clarify and revise your financial statements and disclosures accordingly.

Response:

In response to the Staff’s comment, we clarify that this is a number coincidence. The total of 2,700,135 Class A Ordinary Shares (It should be 2,700,135 instead of 2,700,136; on page F-5, we issued 1,350,135 Class A Ordinary Shares for the year ended December 31, 2017 and 1,350,000 Class A Ordinary Shares for the year ended December 31, 2018) were issued to three shareholders. Among them, 675,067 and 1,350,000 Class A Ordinary Shares were issued during the years ended December 31, 2017 and 2018 to two shareholders of Zhongchao Shanghai, while the remaining 675,068 Class A Ordinary Shares were committed to be issued, during the year ended December 31, 2017, to HF Capital Management Delta, Inc. (“HF Capital”), the holder of the warrant. We listed a table below for better illustration.

	For the year ended
Shareholder	12/31/2017	12/31/2018
Shares Issued to Other shareholders	675,067	1,350,000
Shares Committed to be Issued to HF Capital	675,068
	1,350,135	1,350,000

For the year ended December 31, 2017, HF Capital acquired an aggregation of 1,350,068 Class A Ordinary Shares in Zhongchao Shanghai, among which 675,068 Class A Ordinary Shares were committed to be issued by the Company as discussed above, and the remaining 675,000 Class A Ordinary Shares were acquired from existing shareholders. However, in order to facilitate the compliance with PRC regulations (which was discussed in Comment 10), the Company granted the warrant which entitled HF Capital to purchase 1,350,068 Class A Ordinary Shares in Zhongchao Cayman, instead of issuance of 1,350,068 Class A Ordinary Shares in Zhongchao Cayman.

10.	With respect to warrant agreement entered with the shareholder of Zhongchao Shanghai, it appears that the agreement was subject to certain conditions and that the shares has not been issued as of the report date. Please tell us the basis of your conclusion that "there is no circumstance under which the 1,350,068 Class A Ordinary Shares would not be issued" and thus the shares committed to be issued were included in both the ordinary shares outstanding and calculation of weighted average outstanding shares as of December 31, 2018 and 2017.

Response:

The warrant was granted to HF Capital in conjunction with the August 2019 corporate restructure. As a part of the corporate restructure, HF Capital would withdraw its investment in Zhongchao Shanghai and inject equivalent amount of fund in Zhongchao Cayman. In order for HF Capital to directly invest in a foreign entity and exchange RMB investment into U.S. dollars, it has to obtain certain PRC governmental approval and complete registration with relevant SAFE. The grant of warrant was to facilitate the compliance with PRC regulations by HF Capital and exchange its RMB investment into U.S. dollars. We consider that HF Capital had paid consideration for the 1,350,068 Class A Ordinary Shares of RMB20,000,000 (approximately $2.7 million) during the year ended December 31, 2017. The warrant agreement in substance is to guarantee the issuance of 1,350,068 Class A Ordinary Shares to HF Capital subject to the conditions set forth below. As a result, HF Capital will have a direct investment in Zhongchao Cayman.

In response to the Staff’s comment, we identify the below conditions, to which the warrant agreements are subject to:

1)       All PRC governmental consent and approval required for the shareholder to exercise the warrant and payment of the capital contribution have been obtained, including without limitation, any approval or filing with respect to the shareholder’s investment into the Company, and payment by the shareholder of the capital contribution to the Company, and reasonable evidence thereof shall have been provided to the Company;

2)       The shareholder has fully paid the capital contribution to Zhongchao Cayman; and

3)       The Company released the paid-in capital of the shareholder from Zhongchao Shanghai

As of the date of the response letter, HF Capital is in the process of its SAFE registration and obtain necessary governmental consent. We are advised by HF Capital that it expects to obtain necessary governmental consent and registration in less than two months, subsequently, we expect to issue 1,350,068 Class A Ordinary Shares to HF Capital upon the completion of the registration, and converting its investment in Zhongchao Shanghai into direct investment in Zhongchao Cayman.

The Company believes both parties will fulfill the conditions as it is in both parties’ benefit. Obtaining PRC governmental consent and approval is only administrative process as the shares committed shall be issued upon HF Capital’s exercise of the warrant pursuant to the Method of Exercise provided in the warrant agreement.

Based on above, the Company acknowledge the Staff’s comment and respectfully advise the Staff that the Company has evaluated the nature and terms of the warrant agreement and reasonably believe that all conditions under the warrant agreement will be met, hence there is no circumstance under which the 1,350,068 Class A Ordinary Shares would not be issued. Upon the exercise of warrant by HF Capital, the Company’s change in capitalization will lead to a reclassification of common stock and additional paid-in capital, and permanent equity will not change. In addition, as the warrant does not bear any interest or redemption feature, or cause the Company to transfer or receive any assets, or exchange any other financial instruments on potentially favorable or unfavorable to the Company, the warrant is not a financial instrument but a commitment between the Company and HF Capital. Referring to Topic 3430 stipulated in Financial Reporting Manual published by the Staff of Division of Corporate Finance of the Securities and Exchange Commission, the Company respectfully notes that the current presentation of consolidated balance sheets and consolidated statements of shareholders’ equity are acceptable.

Topic 3430.1, “……Depending on the facts and circumstances, the staff may not object if the registrant and its independent accountants elect to present retroactively a conversion of securities as if it had occurred at the date of the latest balance sheet included in the filing (with no adjustment of earlier statements). However, if the original instrument accrues interest or accretes toward redemption value after the balance sheet date until the conversion actually occurs, or if the terms of the conversion do not confirm the carrying value, only pro forma presentation would be deemed appropriate.”

Topic 3430.2, “If terms of outstanding equity securities will change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, the filing should include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization.”

11.	In addition, one of the outstanding conditions for the warrant agreement was that the "shareholder has fully paid the capital contribution to Zhongchao Cayman". It appears that the capital contributions of $2,732,081 and $3,580,260 in the cash flow statements for fiscal years 2017 and 2018, respectively, were related to the shares committed to be issued. Please explain your basis for including these contributions in the Statement of Cash Flows prior to the issuance of the shares.

Response:

We respectfully advise the Staff that the capital contribution of $2,732,081 in the cash flow statements for the year ended December 31, 2017 was related to the consideration paid by HP Capital and other shareholders to Zhongchao Shanghai rather than to Zhongchao Cayman. When the “shareholder has fully paid the capital contribution to Zhongchao Cayman”, Zhongchao Shanghai would release the same amount to the shareholder as a reduction of paid-in capital in the VIE.

In addition, we confirm the capital contribution of $3,580,260 in the cash flow statements for the year ended December 31, 2018 were contributed by other shareholders, and not related to this issue.

2. Summary of Significant Accounting Policies

(o) Revenue recognition, page F-16

12.	Please help us better understand the nature of the specific goods and services that are transferred to your customers. Please clarify what goods and services you have combined into a single performance obligation and what goods or services you consider to be separate performance obligations. For example, for your course production services, it is unclear if your performance obligations are limited to production services or if you are also contractually required to post these courses on your platform and guarantee access to users for a particular period of time. Please refer to ASC 606-10-25-21 and 606-10-50- 12(c).

Response:

For our medical training and education services, the Company designs, produces, and presents both online and offline medical courses to end-users who are comprised of healthcare professionals, nurses, doctors and other healthcare workers.

-	For offline medical courses, though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments. The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Referring to ASC 606-10-25-19, these service commitments are not distinct from each other, and referring to example listed in ASC 606-10-25-21(c), and the Company combines all service commitments performed as a single performance obligation.

-	For online medical courses, the promises in the contracts with customers consist of (1) provision online courses; and (2) present the courses online for users to access for a period of time.

We had the assessment according to ASC 606-10-25-16A, “An entity is not required to assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.” We conclude that the performance obligation 2) is immaterial in the context of the contract as the estimated stand-alone selling price of such performance is immaterial compared with the total consideration in the contract. (i.e., the amount that would be allocated to such good or service is immaterial in the context of the contract).

The promise (2) is considered as immaterial, mainly because presentation of each course incurred no significant additional cost for us. Moreover, it will not occupy any significant resources of us, except for little digital space on our server, which is inconsequential. Therefore, we would not charge additional fee for this promise.

As a result, the Company does not identify the promise (2) as a separate performance obligation. In conclusion, the Company identifies a single performance obligation for promise (1) from contracts for online medical courses. For provision of a completed online course, as an example, the performance obligation is to post the courses on the platform. The Company recognizes revenue at the point of posting courses.

16. Stock Based Compensation, page F-32

13.	You indicated that Zhongchao Shanghai declared a stock dividend by delivering 5 new shares of ordinary share to each 10 existing shares in FY 2017. Please tell us how you accounted for this transaction and your consideration of ASC 505-20-25.

Response:

As the number of additional shares issued as stock dividend is so significant that it has the effect of materially reducing the share value, the shareholders do not anticipate the amount in the retained earnings is subject to further distributions either in stock or in cash. Referred to ASC 505-20-25-2, the Company believes the substance of the transaction is that of a stock split.

Accordingly, the Company accounted for the stock dividend as stock split. No capitalization of retained earnings is necessary and no additional accounting treatment is posted and the shares and per share data are presented on a retroactive basis.

General

14.	We note references to third-party market data within your prospectus, including, for example, a reference at page 1 to the 2017 Research Report on Chinese National Equities Exchange and Quotations by Beijing Wutong Ideal Capital Management Co., Ltd. Please provide us with copies of any materials that support third-party statements, clearly crossreferencing a statement with the underlying factual support.

Response: Pursuant to your comment, we respectfully advise the Staff that we will supplementally deliver copies of material supporting the third-party statements as requested.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Pei Xu
Pei Xu CFO

cc:	Hunter Taubman Fischer & Li LLC